

Management Presentation

Mark Shapiro, CEO
Jeff Speed, CFO

March 27, 2007

LEHMAN BROTHERS
2007 High Yield Bond and Syndicated Loan Conference

Welcome to Six Flags!

- Six Flags is the world’s largest regional theme park company, hosting nearly 30M guests annually at its 21 theme parks
  - Excluding 10 parks to be sold or no longer operated by Six Flags
- Six Flags provides a complete entertainment experience by leveraging our strong intellectual property portfolio, offering industry-leading thrill rides and attractions, and caring for guests with a total commitment to guest service
  - Extensive use of Warner Bros.’ Looney Tunes, Scooby Doo, DC Comics’ Justice League, and, starting in 2007, Thomas the Tank Engine and the Wiggles IP
  - Cartoon Network Campground & Tony Hawk’s Boom Boom Huckjam
  - Daily parades and nightly fireworks
  - Live concerts and shows
  - Enforcement of family-friendly code of conduct throughout the park (no smoking, appropriate attire, no foul language, no line cutting, etc.)
- Six Flags appeals to a broad demographic
  - 75% of our guests attend with family and friends
  - 51% of our guests are parents with two or more children
  - Balanced gender appeal – 51% Female/49% Male



4%
9%
18%
69%
Asian/Other
African American
Hispanic
Caucasian



3%
21%
16%
30%
30%
age 3-11
age 12-17
age 18-34
age 35-49
age 50+

Expansive Geographic Footprint


San Francisco
St. Louis
Chicago
Lake George
New England
Six Flags serves 7 of the top 10 metro areas and reaches 9 of the top 10 DMAs
LAKE GEORGE • NEW YORK
THE GREAT ESCAPE & SPLASHWATER KINGDOM
A Six Flags Theme Park
New York/ Philadelphia
Washington DC
Atlanta
Los Angeles
San Antonio
Dallas
Louisville

Six Flags' other North American parks are La Ronde (in Montreal) and Six Flags Mexico (in Mexico City)





2006
A Transition Year











2006 Transition Year Scorecard

- Improve guest experience and diversify entertainment offering
  - Improved and diversified the guest experience with initiatives oriented towards families (parades, characters, Brunch with Bugs, fireworks, no smoking policy, zero tolerance for unruly behavior, enforcement of dress code, clean bathrooms, etc.)
    - Guest satisfaction scores at 5-year highs
  - Leveraged Warner/DC Comics IP by dramatically increasing presence of characters (improves guest experience but also drives sales in retail, photos, and games)
- Drive double-digit per capita spending growth
  - Increased Guest Spending per cap by 13% and Total Revenue per cap by 14%
- Build Corporate Alliance structure and sign 3 - 4 new deals
  - Grew sponsorship revenue from $16M to $26M (excluding sale parks)
  - Importantly, established new corporate alliances with market leading brands to compliment already strong relationship with Coca Cola
- Sell assets to reduce debt and enhance financial flexibility
  - Sold Houston land for $77M (approx. 15x 2005 EBITDA)
  - Signed agreement to sell 7 parks for $312M (approx. 10x 2006 EBITDA)
  - Combined, these “non-core” properties sold at approx. 11x multiple of EBITDA

2006 Results

($M, except per caps)	2006	2005	% Change
Attendance	**24.8**	**28.7**	-13%
Ticket Per Cap	$ 20.47	$ 18.09	13%
In Park Per Cap	$ 15.65	$ 13.84	13%
Total Guest Spending Per Cap	$ 36.12	$ 31.94	13%
Total Rev Per Cap	**$ 38.07**	**$ 33.35**	14%
Ticket Revenue	$ 508.5	$ 519.1	-2%
In Park Revenue	$ 388.7	$ 397.1	-2%
Other Revenue	$ 48.5	$ 40.6	19%
Total Revenue	**$ 945.7**	**$ 956.8**	-1%
Cost of Sales	**$ 80.0**	**$ 83.2**	-4%
Operating Expenses	**$ 626.7**	**$ 568.2**	10%
EBITDA	**$ 239.0**	**$ 305.4**	-22%
Minority Interest	$ 44.4	$ 44.7	-1%
Adjusted EBITDA	**$ 194.7**	**$ 260.7**	-25%
Capital Expenses	$ 122.6	$ 162.5	-25%
Interest / Dividends / Other*	$ 191.4	$ 184.9	4%
Free Cash Flow	**$ (119.3)**	**$ (86.7)**	38%

- Attendance decline driven by both exogenous factors (500K for New Orleans, difficult weather, etc.) and conscious decisions made by the company (delayed and reduced marketing, park sale announcement, etc.)
- Strategic shift to stretch the brand towards families is working
  - Strong growth in per cap spending at our parks suggests that our guests are willing to pay more for a better experience
  - Importantly, guest satisfaction surveys show that guests were more satisfied with their experience, even while spending more

** Pro forma, excluding 7 sale parks, Columbus, Sacramento, Houston, and non-recurring items*


2007
Six Flags
THE THRILL IS BACK!
45 YEARS
Six Flags

2007 Major Initiatives

- Execute an enhanced marketing plan
  - Substantial increase in media budget to drive attendance
  - Plan is informed by detailed segmentation analysis
  - Marketing message and medium tailored to different target audiences
  - Implement new Internet strategy aimed at growing online sales, revamping website, and enhancing CRM capabilities
  - Strong emphasis on season pass and group sales
- Grow in-park spending
  - Continue growing in-park per caps in food, games, and retail
  - Outsource photography (Kodak) and "Flash Pass" (Lo-Q)
  - Introduce additional branded concepts
  - Improve overall food quality, speed of service, and friendliness of our guest-facing employees
- Continue to diversify and improve the product and guest experience
  - Reduced but strategically targeted capital program
  - Increased opex to fund labor initiatives, including those aimed at hiring, training, incentivizing, and retaining better guest-facing employees
- Grow sponsorships to $38M and expand corporate alliances
  - Already at $33M, which includes new corporate alliances with Nintendo, Heinz, Chase, Sara Lee, and Johnny Rockets

2007 Media Spending

Highlights

- Total media budget of $84.2M for ’07 vs. $59M in ’06
- Increases across all parks
- Double domestic TV
- Radio up 60%
- Double outdoor spending vs. 2005
- New “Tween” effort ($5.5M)
- More efficient media buys



$90
$80
$70
$60
$50
$40
$30
$20
$10
$0

	2006	2007
Other	$6.7	$5.1
Print	$1.6	$0.2
OOH	$3.4	$4.3
Radio	$17.3	$23.4
TV	$30.0	$51.2

2007 Capital Initiatives

- Six Flags capital program focuses on three objectives:
  - $30.2M in asset maintenance
  - $26.9M in "ROI" investments (e.g., restaurants, retail, IT improvements)
  - $42.9M in marketable capital
- Marketable capital in 2007 will focus primarily on strengthening our family offerings at the parks
  - Wiggles World (Chicago, New England, New York)
  - Tony Hawk spinning coasters (San Antonio, St. Louis)
  - Thomas the Tank Engine (New England, San Francisco)
  - Water park expansion (Louisville)
  - Rebranding (San Francisco)
  - Operation Spy Girl stunt show (Chicago)
  - Cirque's Coobrila (Dallas)
  - Tornado water ride (Lake George)
  - Safari re-launch (New York)





Strong Sponsorship Potential

The biggest and best brands are signing agreements to be associated with Six Flags, today's hottest entertainment brand

ADWEEK

National News

Six Flags Shares Kodak Moments

Today's Top Stories

Updated: Tuesday, 23 January 2007

Wii 'Official' Console of Six Flags

Nintendo has struck a marketing deal that makes the Wii the "Official Gaming Console" of the Six Flags theme park chain.

The agreement will bring Wii gaming stations to select Six Flags locations so park-goers can check out the console free of charge beginning in 2007. Nintendo and Six Flags will launch additional marketing initiatives including a Six Flags sweepstakes on Nintendo.com.

PITTSBURGH BUSINESS TIMES

Heinz gets Six Flags ketchup deal

Pittsburgh Business Times - December 13, 2006

Six Flags announced a multiyear deal with Pittsburgh-based H.J. Heinz Co. (NYSE:HNZ) for Heinz to be the official ketchup at its parks.

The Six Flags-Papa John's alliance was highlighted in Fortune Magazine's Innovative Partnerships Feature


INSIDE THE WAL-MART HATERS CAMPAIGN
FORTUNE
In Search of Billions
INNOVATIVE PARTNERING
PAPA JOHN'S AND SIX FLAGS

Current Debt Structure

Owns interests in Six Flags Over Texas (38%) and Six Flags Over Georgia (25%) ("Partnership Parks")

General and Limited Partnership Units

Six Flags, Inc. ("SFI")
NYSE: SIX

- $288M 7.250% PIERS due 2009
- $299M 4.500% Convertible Senior Notes due 2015
- $300M 8.875% Senior Notes due 2010
- $388M 9.750% Senior Notes due 2013
- $504M 9.625% Senior Notes due 2014

Unsecured debt

100% owned

Six Flags Operations Inc. ("SFO")

100% owned

Six Flags Theme Parks Inc. ("SFTP")

Senior Secured Credit Facility

- W/C Revolver due 6/30/08 ($300M commitment, $240M drawn as of 3/15/07)
- Multi-Currency Revolver due 6/30/08 ($82.5M commitment, undrawn)
- $639M Term Loan B due 6/30/09

Secured debt

Owns (directly and indirectly) all parks excluding the Partnership Parks (SF Over Texas and SF Over Georgia) which are owned by SFI

Park Sale Update

- Definitive agreement to sell 7 parks for total consideration of $312M (or 10.4x 2006 EBITDA of $30M)
  - Consideration is comprised of $275M in cash plus a $37M, 10-year amortizing note, with rights to direct repayment from a $22M note from CNL
  - Sale parks are principally non-branded water parks (Concord, Houston, OKC, Seattle) and small to mid-sized theme parks (Buffalo, Denver, OKC)
- Magic Mountain/Hurricane Harbor not included
  - We were able to recognize significant value for other parks without having to include a “large” park in the portfolio
- Sale highlights value of remaining portfolio of parks
  - Our remaining portfolio of parks should be valued much higher given their stronger asset base, much more lucrative DMAs, and higher attendance levels



Q&A